

January 6, 2015

Via E-mail
Stephen J. Foley
Chief Executive Officer
PetroShare Corp.
7200 S. Alton Way, Suite B-220
Centennial, Colorado 80112

> **Re: PetroShare Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 17, 2014**
> **File No. 333-198881**

Dear Mr. Foley:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1.   We note your response to prior comment 3, and your statement that no underwriters have been retained by the company. We also note your disclosure that you may retain broker-dealers or other intermediaries to assist in the sale of your shares. Please tell us what consideration you have given as to whether you are required to file a post-effective amendment to this registration statement in the event you retain any such broker-dealers or intermediaries.

Calculation of Registration Fee Table

2.   We note that you have included in your fee table a reference to broker warrants to purchase common stock, and a reference to common stock issuable upon exercise of broker warrants. Please revise to clarify the transactions that you are registering with

respect to such securities. For example, please clarify whether you are registering the offer and sale of the broker warrants (and underlying common stock) by the registrant in connection with this initial public offering. In addition, please revise your fee table and prospectus disclosure to disclose the number of broker warrants covered.

3.   Please provide the disclosure required by Item 202 with respect to the broker warrants.

Executive Compensation, page 43

4.   Please update your executive compensation disclosure to reflect compensation for 2014.

5.   We note your response to prior comment 2 that the "over-subscription option" is an option by the company to sell 600,000 additional shares if the original offering is sold in its entirety and the company has received, or believes that it can obtain, subscriptions in excess of the 4,000,000 shares previously sold. However, it does not appear to be appropriate to describe this feature of your offering as an "over-subscription option" in the context of a best efforts offering by officers and directors. If you intend to offer and sell up to 4,600,000 shares of common stock pursuant to your prospectus, please revise your cover page to reflect this information. See Item 501(b)(3) of Regulation S-K. Please also make related changes to all other relevant sections of your filing, including the Use of Proceeds section.

Exhibits

6.   Please file the warrant agreement for the broker warrants.

Exhibit 5.1

7.   Please obtain and file a revised legality opinion that covers the legality of all securities to be offered and sold pursuant to this registration statement, including the warrants and shares of common stock underlying the warrants.

Closing Comments

Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter from FINRA stating that FINRA has finished its review and has no additional comments with respect to the proposed underwriting arrangements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or Laura Nicholson, Attorney-Advisor, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director